PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2023___ AND ENDING ___12/31/2023___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Harley Capital LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
55 Post Road W

_____
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
Michael Egan   212 944 1971   megan@harleycapital.com

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)
JULY 28, 2004		1839	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Michael Egan _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Harley Capital LLC _____, as of February 29 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EVLJA GARTHWAITE
NOTARY PUBLIC
My Commission Expires May 31, 2027

_____
Notary Public

Signature: *Michael R Egan*

Title:
CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HARLEY CAPITAL LLC

FINANCIAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2023

SEC ID 89 - XXXXX

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Harley Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Harley Capital LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Harley Capital LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Harley Capital LLC's management. Our responsibility is to express an opinion on Harley Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harley Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Harley Capital LLC's auditor since 2022.

Maitland, Florida

February 28, 2024

HARLEY CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
CURRENT ASSETS:		
Cash	$	123,444
Receivable from clearing broker		174,416
Deposit at clearing broker		50,000
Prepaid expenses		19,422
TOTAL CURRENT ASSETS		367,282
OTHER ASSETS:		
Property and equipment, net		3,667
Right-of-use asset, net		175,428
Other assets		13,377
TOTAL OTHER ASSETS		192,472
TOTAL ASSETS	$	559,754
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	7,918
Operating lease liability - current portion		85,346
TOTAL CURRENT LIABILITIES		93,264
OTHER LIABILITIES:		
Operating lease liability, less current portion		102,010
TOTAL OTHER LIABILITIES		102,010
TOTAL LIABILITIES		195,274
Members' Equity		364,480
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	559,754

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. NATURE OF OPERATIONS:

Harley Capital LLC (the "Company") was originally organized on November 2, 2015 as a multi-member limited liability company that was treated as a partnership for tax reporting. The Company was inactive from November 2 through December 31, 2015, then effective January 1, 2016 the managing member purchased the other member's interest, and the Company became a single member limited liability company (SMLLC). The Company operated out of its office in New York City until it moved to an office in Connecticut on September 17, 2020. Effective on that date the Company filed to change its LLC organization and registration from New York to Connecticut.

The purpose of the Company is to carry on business in broker retailing corporate equity, securties over the counter, selling corporae debt, private placements and merger and acquisitions advisory services. The security transactions entered into on behalf of the Company's customers are cleared by the Company's clearing broker.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its office in Westport, Connecticut.

B. BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

D. RISKS AND UNCERTAINTIES:

Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and receivables from clearing brokers. The Company maintains cash in banks offering protection for cash by the Federal Depository Insurance Company ("FDIC") up to $250,000.

E. CASH AND CASH EQUIVALENTS:

The Company defines cash equivalents as short-term, liquid investments with an original maturity of three months or less. At December 31, 2023 the Company had no cash equivalents.

F. ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The Company uses the allowance method of accounting for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Based on managements review there is no required provision for doubtful accounts for the year ended December 31, 2023.

NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

G. RECEIVABLE FROM CLEARING BROKER:
The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis except for a few transactions that are direct private placements. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

H. PROPERTY AND EQUIPMENT:
Property and equipment are stated at cost, less accumulated depreciation. Major repairs and betterments are capitalized, and routine repairs and maintenance are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets that range from 5 to 7 years.

I. ADVERTISING:
The Company expenses advertising costs as they are incurred. There were no Advertising expenses incurred during the year ended December 31, 2023.

J. REVENUE RECOGNITION:
Commissions and Riskless Principal: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commission revenue and related clearing expenses are recorded on the trade date (the date date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Riskless Principal for which the Company earns a mark-up are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred. Transactions are processed through the Company's clearing broker.

Handling/Service Fees: The Company earns a portion of the handling and service fees received by its clearing broker for its processing of the Company's security transactions executed on behalf of its clients. The fees paid to the Company are based upon the negotiated agreement between the Company and its clearing broker. The fees are recognized at the time the transaction is executed and cleared through the Company's clearing broker, as that is when the Company believes when all performance obligations are satisfiled.

Interest Participation: The Company receives interest on cash held in customer accounts with the clearing broker, which is recognized monthly, which is when the Company believes its performance obligation has been contractually satisfied in all material respects.

K. INCOME TAXES:
The Company is a Single Member Limited Liability Company (SMLLC) and therefore is a disregarded entity for federal and state income taxes. All tax effects of the Company's income or loss are passed through to the individual member's personal tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

L. INCOME TAXES UNCERTAINTIES:
Pursuant to the accounting guidance concerning provisions for uncertain income tax position contained in the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification Topic 740-10 ("ASC" 740), management has detrmined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

NOTE 1.   SIGNIFICANT ACCOUNTING POLICIES (continued)

M. NEW ACCOUNTING GUIDANCE:

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The update requires that all leasing activity with initial terms in excess of twelve months be recognized on the statement of financial position with a right of use asset and a lease liability. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of rental payments. The Company adopted the standard during 2021, under the modified retrospective approach to the earliest period presented. The adoption of Topic 842 resulted in the recording of a right to use asset and corresponding liability on the Company's statement of financial condition.

NOTE 2.   ECONOMIC CONDITIONS

CONCENTRATIONS OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and Cash Equivalents

The Company maintains its cash in a high credit, quality financial institution. The deposits are covered by federal depository insurance. The Federal Depository Insurance Corporation ("FDIC") provides standard maximum deposit insurance coverage of $250,000 on the total of all account balances held at one financial institution by one entity. Balances may exceed federal depository insurance limits at various times during the year. Management believes the risk of loss is negligible. At December 31, 2023, the Company's cash balances did not exceed the insured limits.

Accounts Receivable

The Company's receivables consist mainly of transactions with its clearing broker.

NOTE 3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 consists of the following:

Office equipment	$	22,000
Computer equipment		71,357
Furniture and equipment		10,642
Total property and equipment		103,999
Less: Accumulated depreciation		(100,332)
PROPERTY AND EQUIPMENT (net)	$	3,667

Depreciation expense charged to operations for the year ended December 31, 2023 amounted to $1,036.

NOTE 4. <u>**RIGHT OF USE ASSET AND OPERATING LEASE LIABILITY**</u>

The Company entered into a lease for commercial office space for Suite 301 located at 55 Post Road West, Westport, CT, comprising 1,911 rentable square feet. The lease was signed in September 2020 with a lease term of 51 months based upon a commencement date of December 1, 2020 and rent commencement date on March 1, 2021 and an expiration date of February 28, 2025. The tenant will receive a free rent period from the lease commencement date to the rent commencement date after which rent will be due on the first (1st) day of each calendar month. The lease includes additonal rent required for the Company's share of increases in operating expenses and real estate taxes over the base operating expenses and base taxes for the base fiscal tax year of July 1, 2020 through June 30, 2021. The Company's share shall be calculated as the fraction of rentable square feet of 1,911 (numerator) over the aggregate number of rentable square feet in the Building of 38,500 (denominator). Upon commencement of the lease the Company deposited a security deposit of $13,377 with the Landlord. In accordance with the fixed rent schedule per Exhibit "E" of the lease the intial monthly fixed rent will be $6,688 per month and will increase to $7,166 per month with the start of lease year 1 (begining March 1, 2021). Subsequent to the start of the lease the Company and the owner of the building agreed on the First Amendment to the

In accordance with ASU 2016-02, an operating right of use asset and operating lease liability were recorded at the time the ASU was adopted based upon the present value of the future lease payments using a discount rate of .121%, the Company's weighted average estimated incremental borrowing rate. The Company elected the pratical expedient to account for the non-lease components for all asset classes.

Future minimum lease payments as of December 31, 2023 are as follows:

2024	$	85,517
2025		87,425
2026		14,651
Total minimum lease payments		187,593
Imputed interest		(237)
Present value of net minimum lease payments		187,356
Current portion		(85,347)
Long-term portion	$	102,009

Cash paid for amounts included in the measurement of the operating lease liability were $85,765 for the year ended December 31, 2023.

NOTE 5.   REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $328,014, which was $278,014 in excess of required minimum net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 6.05 to 1 at December 31, 2023.

The Company does not carry the accounts of its customers or perform custodial functions related to customer securities and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

NOTE 6.   CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is also exposed to off-balance risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligatins to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

NOTE 8.   INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantess certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9.   COMMITMENTS AND CONTINGENCIES

The Company has been referred to FINRA's Department of Enforcement for potential securities violations of federal securities laws. The Company, at this point, cannot assess any potential outcome or associated liabilities, if any.

NOTE 10.   SUBSEQUENT EVENTS

The Company's management has evaluated events and transactions that occurred subsequent to December 31, 2023 through February 28, 2024, the date of issuance of these financial statements.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

HARLEY CAPITAL LLC
EXEMPTION PROVISION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

HARLEY CAPITAL LLC
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

The Company is exempt from the possession and control requirements and related computations for for the determination therof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Commission.